SICHENZIA ROSS FRIEDMAN FERENCE LLP
ATTORNEYS AT LAW
October 27, 2006

VIA EDGAR AND FACSIMILE (202) 772-9210
Division of Corporate Finance
Mail Stop 4561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Karen Garnett

Re:  Dynasty Gaming, Inc. (the “Company”)
        Amendment No. 2 to Registration Statement on Form 20-F (“Form 20-F/A”)
        Filed September 20, 2006
        File No. 000-52126

Dear Ms. Garnett:

This letter responds to comments contained in the Staff letter, dated October 6, 2006, addressed to Mr. Albert Barbusci, the Company’s President and Chief Executive Officer, with respect to the Company’s filing of Form 20-F/A.

We have replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of Amendment No. 3 to Form 20-F (the “Amended Registration Statement”), filed on October 27, 2006, have been referenced.

Furthermore, the Company deems the following information as a relevant summary to supplement the responses set forth below. On June 20, 2006, the Board of Directors authorized management to proceed with the sale of the Company’s three non-Mahjong subsidiaries: CPC Econometrics, Inc. (“CPC”); Cadence Healthcare Communications Inc. (“CHCI”) and MedEvents Inc. (“MedEvents”). On September 29, 2006, the Company signed an agreement (the “Agreement”) with CPC Canada Inc. in which the latter agreed to purchase CPC, CHCI and MedEvents Inc. Per the terms of the Agreement, the Closing of the transaction is scheduled to occur on October 31, 2006.

Accordingly, it is management’s position that since the closing conditions, as outlined in the Agreement, have been substantially completed, the Company has essentially divested itself of these subsidiaries. Therefore, the Company’s financial statements have been prepared by taking into consideration the effect of a proposed sale of CPC, CHCI and MedEvents. The results of operations, cash flows and financial position of these the non-Mahjong subsidiaries are reported as assets held for sale and as discontinued operations and are presented for all periods as a single line item on the Company’s consolidated financial statements.

Risk Factors, page 8

Comment 1:

We note that you have not executed the joint venture agreements for either Newco1 or Newco2. Please include a risk factor that highlights the fact that you do not yet have agreements in place and discuss the risks to your business if you are unable to enter into these two joint ventures with Ho Group.

Response 1:

We have included in the Amended Registration Statement a risk factor highlighting the fact that the Company does not yet have joint venture agreements in place with Newco1 or Newco2. Accordingly, the aforementioned risk factor discusses the risks to the Company’s business if it is unable to enter into these two joint ventures with the Ho Group.

Our operations may face risks in connection with the joint venture we have undertaken with Ho Mahjong, page 8

Comment 2:

Please revise to state, if true, that you do not currently know the percentage ownership you will hold in the joint venture. We note the disclosure on page 15, which indicates that the percentage split between you and Ho Group has not been finalized.

Response 2:

We have revised the Company’s disclosure to indicate that the Company does not currently know the percentage ownership it will hold in the joint venture.

Risks specific to Gibraltar, page 8

Comment 3:

Please revise to describe any existing or proposed regulations in Spain relating to internet gambling and discuss the related risks to your business.

Response 3:

Per your comment, we have revised this risk factor to provide a description of existing and proposed regulations in Spain relating to internet gambling, and accordingly, have discussed the risks to the Company’s business.

Business Overview, page 14

Comment 4:

Please revise to briefly describe the two phases in your two-phased strategy to secure a lead position in the Chinese market and the international online gaming sector. We note the more detailed discussion beginning on page 16; however, the meaning of your two-phased strategy should also be clear in the overview section.

Response 4:

We have revised the Business Overview section on page 14 to briefly describe the two phases, defined as Track One and Track two, in the Company’s two-phased strategy to secure a lead position in the Chinese market and the international online gaming sector.

Potential Markets, page l5

Comment 5:

We note your response to prior comment 17. Please provide us with a copy of the relevant portions of the eResearch report prepared by Christiansen Capital. Please mark the report to highlight the specific information that supports your disclosure in the prospectus.

Response 5:

In light of the recently passed legislation to ban certain aspects of Internet gaming, including the act of Congress passing on September 30, 2006, the Safe Port Act, which was subsequently signed into law by President Bush on October 13, 2006, which includes certain provisions known as the Unlawful Internet Gambling Enforcement Act of 2006, the Company no longer believes that this the eResearch report prepared by Christiansen Capital (the “Report”) is accurate as of the date of the filing of the Amended Registration Statement. Even though as of the date of this Letter the impact of the Unlawful Internet Gambling Enforcement Act of 2006 is not entirely clear, the Company believes that the Internet gaming industry projections need to be revised and accordingly has eliminated the reference to the Report in the disclosures contained in the Potential Markets discussion set forth on page 15 and throughout the Amended Registration Statement.

Comment 6:

Please refer to the sixth paragraph on page 16 and explain to us your basis in both Canadian and US GAAP for consolidating Newco2 in which you do not have a majority ownership.

Response 6:

The Company believes that it will in fact have control over Newco2 despite not having a majority percentage of interest in it. An enterprise may acquire control of another enterprise through factors other than ownership of an equity interest. If the Company is successful in achieving approximately a 50% ownership interest in Newco2 and have a majority of the board of directors of Newco2 be comprised of the Company’s directors or the directors appointed by the Company, this will provide the basis for the Company to consolidated Newco2. Even though as of the date of this Letter, the agreements for formation and ownership of interest in Newco2 have note been entered into or finalized, the Company expects to have control over the newly formed company and have the ability to determine the strategic operating, investing and financing policies of Newco2. Thus in light of the above, the Company believes that it has the basis in both Canadian and US GAAP for consolidating Newco2

Marketing Strategy, page 16

Comment 7:

Please revise to disclose the material terms of the stock options granted to Genesis.

Response 7:

We have revised the Company’s disclosure and provided the material terms of the stock options granted to Genesis, which may be found on page 16.

Comment 8:

Refer to the table of license agreements. Please revise to clarify why there are two termination dates associated with the Gambling Federation agreement. Also, please revise the termination date for the Ho Casinos.com agreement or explain why the termination date is one day prior to the date of the agreement.

Response 8:

In connection with the Gambling Federation agreement, the Company believes the formatting of the chart may have inadvertently misled the reader into identifying two termination dates. Accordingly, we have reformatted the chart, which now clearly identifies a single termination date for the Gambling Federation agreement. We have also revised the termination date for the Ho Casinos.com agreement to reflect the accurate termination date.

Comment 9:

Refer to the discussion of Track Two on page 17. Please revise to disclose whether there will be any rake in connection with online Mahjong games in China.

Response 9:

Per your comment, we have revised the Company’s disclosure to indicate that the Company will not recognize any rake in connection with online Mahjong games in China.

Item 5. Operating and Financial Review and Prospectus, page 21
Comment 10:

We note your response to our prior comment 36, but were unable to locate the discussion of the operating results for calendar year 2004. Upon updating your financial statements, please revise MD&A to discuss the operating results for each period covered by the financial statements, which we assume will reflect the reclassification of your subsidiaries MED, CHCI and CPC as disclosed on page 25.

Response 10:

Per your instructions, we have revised the Amended Registration Statement to include the updated financials and a corresponding Management Discussion and Analysis section that discusses the Company’s operating results for the years ended December 31, 2004, December 31, 2005, and the six months ended June 30, 2006, including the discussion of the impact of the discontinued operations on the Company’s financial results.

Trend Information, page 26

Comment 11:

Please provide to us copies of the relevant sections of the industry reports that you cite in the first paragraph of this section. Please highlight the portions of those reports that support the data in your prospectus.

Response 11:

Similar to the Company’s response to Comment #6, in light of the recently passed legislation to ban certain aspects of Internet gaming, including the act of Congress passing on September 30, 2006, the Safe Port Act, which was subsequently signed into law by President Bush on October 13, 2006, which includes certain provisions known as the Unlawful Internet Gambling Enforcement Act of 2006, the Company no longer believes that reference to these industry reports is appropriate. Even though that as of the date of this Letter the impact of the Unlawful Internet Gambling Enforcement Act of 2006 is not entirely clear, the Company believes that the Internet gaming industry projections need to be revised and accordingly has eliminated the reference to these industry reports in the disclosures contained in the Trend Information discussion set forth on page 26 and throughout the Amended Registration Statement.

Comment 12:

We note your response to prior comment 41. Considering that you are one of the first companies to market an aggregate player, online cash wager version of Mahjong, please discuss the risk that there is no demonstrated market for online Mahjong.

Response 12:

We have amended the Company’s disclosure set forth on page 27 by including a discussion of a risk that there is no demonstrated market for online Mahjong.

Item 6. Directors, Senior Management and Employees, page29

Comment 13:

We note your response to prior comment 43. Please revise further to disclose the date that Mr. Brink became President and Director of Mahjong Systems.
Response 13:

We have revised the Company’s disclosure on page 30 to provide that Adriaan Brink has served as President and Director of Mahjong Systems Ltd. since December 2005.

Termination of Employment, Change in Responsibilities and Employment Contracts, page 34

Comment 14:

Please revise to disclose whether Mr. Barbusci is entitled to any payment of salary or bonus under his employment agreement. If so, please describe and quantify those terms of his agreement.

Response 14:

Per your comment, we have amended the second paragraph in this section to indicate that Mr. Barbusci’s employment agreement does not provide for any payment of salary or bonus.

Comment 15:

Please revise to briefly describe the consulting services that Cadence Communications provides under the terms of the consulting agreement.

Response 15:

We have added a brief description of the consulting services that Cadence Communications provides under the terms of the consulting agreement.

Comment 16:

Please disclose any payments made or owed to Mr. Sherrington as a result of the termination of his employment and consulting agreements.

Response 16:

We have amended the Company’s disclosure to provide that per the terms of the employment termination agreement entered into by and between Mr. Sherrington and the Company, Mr. Sherrington is entitled to receive his base salary for the period up to and ending on the termination date. Mr. Sherrington is also entitled to the reimbursement of any pre-authorized expenses incurred on behalf of the Company prior to the termination date. Mr. Sherrington is not entitled to any bonus, incentive or other remuneration or benefit under the employment agreement between Mr. Sherrington and the Company. The terms of the consulting termination agreement do not outline any payments made or owed to Mr. Sherrington as a result of the termination of his consulting agreement.

Comment 17:

Please disclose the actual termination date of Mr. Brink’s management agreement with MSL. Also, describe and quantify the options that Genesis is entitled to receive in the event that MSL and MDI’s combined consolidated financial statements reach $4 million.

Response 17:

Per your comment, we have amended the Company’s disclosure to provide that the actual termination date of Mr. Brink’s management agreement with MSL is September 21, 2010, which is the five year anniversary of the closing date of the Company’s acquisition of the shares of MSL and 9143-3250 Quebec Inc. We have also amended the paragraph to provide that Genesis is entitled to options to acquire from the Company’s treasury up to 1,000,000 common shares of the Company.

Item 7. Major Shareholders and Related Party Transactions, page 38

Comment 18:

We note the reference to a “table” at the bottom of page 38; however, the disclosure does not contain a table. Please revise to remove this reference or to provide the appropriate disclosure.

Response 18:

The reference to a “table” was an error, and we have amended the paragraph accordingly.

Comment 19:

We note your response to prior comment 55; however, the terms of the related party agreements still are not clear. Please revise to disclose the date of each agreement and the termination date, as well as any provisions for extension or renewal. Describe the services to be rendered by or to Dynasty Gaming under each agreement. If you do not have a written agreement, please disclose that fact and describe the services provided in exchange for the fees you have disclosed.

Response 19:

We have revised the disclosure with respect to the related party transaction as set forth in Item 7B. In addition, the Company respectfully points out to the Commission that some of the related party transactions are transactions that have occurred with directors, significant shareholders or insiders of the Company and neither agreements with the aforementioned entities or individuals, nor transactions that occurred pursuant to any given agreements. Some of the parties discussed in Item 7B do not necessarily have formal agreements with the Company. In addition, we have included discussion of the agreements, if any, pursuant to which each of the aforementioned entities or individuals entered into a related party transaction with the Company.

Comment 20:

Please expand the description of payments to Genesis Consulting. Disclosure on page 16 indicates that you have agreed to pay Genesis an annual fee of CDN$ 120,000 in addition to various performance fees. We also note that you issued 1 million stock options to Genesis. Please ensure that you have disclosed all payments made to Genesis during the last three fiscal years.

Response 20:

We have expanded the description of payments to Genesis Consulting as well as the terms of the management agreement between Genesis and MSL. We have also ensured to disclose all payments made to Genesis during the last three fiscal years.

Financial Statements

Dynasty Gaming, Inc.

Comment 21:

Please update the financial statements in accordance with Instructions 2 and 3 to Item 8.A.5 of Form 20-P.

Response 21:

Per your comment, we have revised the Company’s disclosure to include in the Amended Registration Statement the Company’s interim financial statements for the six months period ending June 30, 2006.

Consolidated Statement of Operations and Deficit, page F-5

Comment 22:

We have read and considered your response to comment 60 that your subsidiaries MED. CHCI and CPC were not required to be reported as discontinued operations under US GAAP. However, we noted on page 25 that these subsidiaries were segregated in the June 30, 2006 financial statements and reported as distinct items in accordance with Canadian GAAP. Please explain to us the difference, if any, between Canadian GAAP and US GAAP with respect to the accounting and reporting of discontinued operations.

Response 22:

As disclosed in the Amended Registration Statement, on September 29, 2006 the Company entered into an agreement to dispose of its CPC Econometrics, Inc., Cadence Healthcare Communications Inc. and MedEvents Inc. subsidiaries. The closing of this transaction is scheduled to occur on October 31, 2006. Accordingly, it is management’s position that since the closing conditions, as outlined in the Agreement, have been substantially completed, the Company has essentially divested itself of these subsidiaries. Therefore, the Company has restated its December 31, 2004 and 2005 financial statements and presented the subsidiaries as discontinued operations. In addition, the Company has revised all other applicable sections of the Amended Registration Statement accordingly.

Note 13. Capital Stock

e) Business acquisition, page F-19

Comment 23:

We have read and considered your response to comment 65 relating to the value assigned to the common shares issued in the acquisition of Mahjong Systems Limited and Mahjong Development Inc. We note that the value was based on the cash price of the private placement completed on April 29, 2005 rather than the quoted market price of the common shares. Please explain to us the difference, if any, between Canadian GAAP and US GAAP with respect to determining the cost of the acquired entity. Also, if applicable, explain how you considered paragraphs 22 to 23 of SFAS 141 in preparing your reconciliation to US GAAP.

Response 23:

The Company believes that the determination of the cost of the acquired entity is substantially similar under Canadian GAAP and U.S. GAAP. Although the quoted market price of an equity security generally should be used to estimate the fair value of an acquired entity, in connection with the acquisition of Mahjong Systems Limited and Mahjong Development Inc., the Company believes that it was necessary to recognize the effects of other factors, such as:

a. The company had 36,187,782 shares outstanding at the beginning of 2005; of these 53% were held by related parties. Trading on the company stock was halted as of August 2004 and did not resume until end of February 2005.

b. The company increased its outstanding stock by 47% between April 29th and June 10th 2005, per the 8,000,000 shares of common stock private placement and the 9,000,000 shares of common stock Mahjong acquisition. The Company was negotiating and consummating the acquisitions from April through June 10, 2005. During this time period the trading volume of the Company's stock averaged approximately 50,000 shares of common stock per day.

c. As described in the Company’s reply to Comment 63 of the Staff's August 25, 2006 letter, the Company also obtained a third-party independent valuation of the of the acquired companies which indicated a fair value for the acquired companies of approximately $1, 970,000 to $2,220,000. These amounts are relatively consistent with the value that the Company determined using the cash price of the private placement.

Therefore, the Company determined that the cash price of the private placement was a more appropriate and representative value to use to determine the cost of the acquired entities.

These types of factors are appropriate to consider under the guidance of paragraph 22 of SFAS 141 which states: "...the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity after recognizing possible effects of price fluctuations, quantities traded, issue costs, and the like."

Note 28. Canadian and United States Accounting Policies Differences

Consolidated Statements of Cash Flows, page F-34

Comment 24:

We have reviewed your response to our prior comment 61 and the related revisions to your footnote 28. We are unclear how your cash flow presentation in footnote 28 complies with US GAAP or how it reconciles your Consolidated Statements of Cash Flows on page F-7 to the presentation required by US GAAP. Please advise or revise accordingly.

Response 24:

The Company has revised the financial statements to reflect discontinued operations and to simplify, it has presented the Cash Flow Statement according to US GAAP. Furthermore, the Company has removed the discussion of this item from the note to the financial statements on differences between Canadian and US GAAP.

9143-3250 Quebec Inc. and Mahjong Systems Limited

Consolidated Financial Statements

General

Comment 25:

We have read your response to comment 64. Please, tell us how you determined that you were not required to provide interim financial statements for the acquired businesses up to the date of acquisition. Please refer to Rule 3-05 of Regulation S-X.

Response 25:

The Company does not believe that interim financial statements of the acquired businesses up to the date of the acquisition are required. As stated in the Accounting Disclosure Rules and Practices Training Material issued by the Division of Corporation Finance (2000 Edition) “If the target is a foreign business, the financial statements need only comply with Item 17 of Form 20-F and are subject to the updating requirements under Item 8 of revised Form 20-F.”

Auditors’ Report, page F-40 and page F-50

Comment 26:

It is unclear whether the referenced audit reports have been signed. Please revise your filing to include signed audit reports. Additionally, please include a consent from the respective auditors to include their reports with your filing. Refer to Rule 2-02(a) of Regulation S-X and Item 10.G. of Form 20-F.

Response 26:

We have revised the Amended Registration Statement to indicate that each of the audit reports has been signed, as well as including a consent from the respective auditors to include their reports with the Company’s filing of the Amended Registration Statement.

Comment 27:

Tell us how your auditors determined that it would be appropriate to conduct their audits in accordance with Canadian GAAS rather than US GAAS. Please refer to Instruction 2 to Item 8.A.2 of Form 20-F.

Response 27:

The Company’s auditors have revised their report to indicate that they conducted their audits in accordance with Canadian generally accepted auditing standards, as well as standards of the Public Company Accounting Oversight Board (United States).
Comment 28:

We note that the auditors’ reports do not include statements that the auditors believe that their audit provides a reasonable basis for their opinion. Please explain to us how the auditors’ report complies with paragraph .08g of SAS 58 and Rule 3200T of PCAOB. Also, revise the auditors’ reports to indicate the inception date of each entity.

Response 28:

The auditors’ reports have been revised as follows: (i) to include a statement that the auditors believe that their audits provide a reasonable basis for their opinion, (ii) to comply with paragraph .08g of SAS 58 and Rule 3200T of PCAOB, and (iii) to indicate the inception date of each entity.

Unaudited Pro Forma Consolidated Statement of Operations - Dynasty Gaming Inc.

Comment 29:

Tell us what consideration you have given to providing an introductory paragraph that describes what the pro forma presentation shows and explanatory footnotes for the pro forma adjustments shown on this statement. Refer to Rule 11-02 (b)(2) and (6) of Regulation S-X. Also, clarify the accounting treatment for both Canadian and U.S. GAAP.

Response 29:

Per your comment, the Company has revised its unaudited pro forma presentation. In particular, per Rule 11-02 (b)(2) of Regulation S-X, the Company has provided an introductory paragraph which briefly sets forth a description of the transaction, the entities involved, and the periods accounted for. Additionally, although no pro forma adjustments have been accounted for, the Company has provided supplemental information immediately following the pro forma Consolidated Statement of Operations for the year ended December 31, 2005.

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

/s/ Richard A. Friedman

cc: Mr. Albert Barbusci,
Chief Executive Officer